UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DAWSON GEOPHYSICAL COMPANY

(Name of Subject Company)

WB ACQUISITIONS INC.

(Offeror)

WILKS BROTHERS, LLC

(Parent of Offeror) (Names of Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Robert Willette

17010 Interstate Highway 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Telle, Esq.

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713) 758-2350

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,771,769	$4,706.54

*

Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 21,362,337 shares of common stock, par value $0.01 per share, of Dawson Geophysical Company (“Target”) not owned by the Offeror or its affiliates multiplied by the offer price of $2.34 per share and (ii) 335,000 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $2.34 per share. The calculation of the filing fee is based on information provided by the Company as of October 29, 2021.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,706.54	Filing Party: WB Acquisitions Inc.
Form or Registration No.: Schedule TO	Date Filed: November 1, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 1, 2021, as amended by Amendment No. 1 dated November 17, 2021 (as so amended, the “Schedule TO”) relating to the offer by WB Acquisitions Inc. (“WB”), a Delaware corporation and subsidiary of Wilks Brothers, LLC (“Wilks”), to purchase for cash, less any applicable withholding taxes, the shares of the common stock of Dawson Geophysical Company (“Dawson”) to include disclosure related to Amendment No. 3 to the Merger Agreement, among Wilks, WB and Dawson (as amended, the “Merger Agreement”) dated as of January 10, 2022 (the “Merger Agreement Amendment”).

The Merger Agreement Amendment decreases the 80% Minimum Condition contained in the Merger Agreement prior to such amendment from 80% to 66.67% (the “Minimum Condition”). Assuming the other Offer Conditions are satisfied, WB intends to accept for purchase and pay for all of the Shares validly tendered in the Offer if the Minimum Condition is satisfied on the Expiration Date. Promptly following the completion of the Offer, Dawson intends to convene a special meeting of Dawson’s shareholders at which such shareholders will be asked to approve the merger of WB with and into Dawson, with Dawson surviving such merger (the “Merger”). WB intends to vote all of the Shares it owns, including the Shares acquired in the Offer, in favor of the Merger at such Dawson shareholder meeting.

If WB completes the Merger, Dawson shareholders not tendering their Shares in the Offer (other than Dawson or any of its subsidiaries, the Parent Related Entities or any shareholders who have properly exercised their appraisal rights) will receive cash in an amount equal to the $2.34 Offer Price, without interest and less any required withholding taxes. In addition, Dawson, as the surviving corporation in the Merger, will become a subsidiary of Parent and its affiliates, and the Shares will no longer be publicly traded.

If WB does not complete the Merger, then the shareholders of Dawson not tendering in the Offer will not receive any consideration and will become minority shareholders in a company over which Wilks and its affiliates have significant influence. In addition, there may be so few remaining shareholders and publicly traded shares that there will no longer be an active or liquid public trading market for Shares. In addition, Dawson may no longer be required to make filings with the SEC and the number of outstanding shareholders could be reduced to a number which requires delisting of Dawson’s shares from the NASDAQ.

The Merger Agreement Amendment also provides for Stephen Jumper, Craig Cooper and Michael Klofas to resign from Dawson’s Board of Directors, with Mark Vander Ploeg and Ted North continuing as directors, and for the appointment to Dawson’s Board of Matt Wilks, Sergei Krylov and Bruce Bradley, in each case, effective as of the Acceptance Time. Mr. Jumper is expected to remain with Dawson and continue as its Chief Executive Officer.

Finally, the parties have extended the previously commenced cash Offer by WB to purchase all of the issued and outstanding Shares of common stock of Dawson to 5:00 p.m., New York City time, on January 14, 2022.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, dated November 1, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

AMENDMENTS

(a) All references in the Schedule TO to the “80% Minimum Condition” are hereby replaced with “66.67% Minimum Condition.”

(b) The seventh paragraph of the Introduction section is hereby amended and restated in its entirety to read as follows:

“The Offer is conditioned on the satisfaction or waiver of, among other things the following condition:

• immediately prior to the expiration of the Offer (as the same may be required to be extended pursuant to the Merger Agreement), there being validly tendered in accordance with the terms of the Offer a number of Shares that, together with Shares then owned by Parent Related Entities, represent at least 66.67% of the Shares then outstanding.”

(c) Section 1 Terms of the Offer item (v) of the fourth paragraph is hereby amended and restated in its entirety to read as follows:

“(v) increase or decrease the percentage of Shares required to meet the 66.67% Minimum Condition above or below 66.67% or”

(d) The last sentence of the fourth paragraph of Section 1 Terms of the Offer is hereby amended and restated in its entirety to read as follows:

“For the avoidance of doubt, the parties acknowledge and agree that, Merger Sub, upon the mutual agreement of Merger Sub and Target, may amend or waive the 66.67% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 66.67% Minimum Condition above 66.67%) and close the Offer even if insufficient Shares have been tendered to meet the 66.67% Minimum Condition.”

(e) Section 8 Certain Information Concerning Target is hereby amended to add a new paragraph to read as follows:

“Board Changes. Immediately prior to the Acceptance Time, Messrs. Stephen Jumper, Craig Cooper and Michael Klofas shall resign from the Board of Directors (the “Board Resignations”). Immediately prior to the Acceptance Time and immediately after the Board Resignations, the Board of Directors, pursuant to Section 3:8 of the Bylaws, shall have elected Matt Wilks, Sergei Krylov and Bruce Bradley to fill the vacancies in the Board of Directors created by the Board Resignations and shall have elected Mr. Matt Wilks to serve as Chairman of the Board (the “Board Appointments”).”

(f) The second sentence under the heading “Stockholder Approval” of Section 12 Purpose of the Offer; Plans for Target: Stockholder Approval; Appraisal Rights is hereby amended and restated in its entirety to read as follows:

“If the Offer is consummated and Merger Sub holds Shares that represent at least 80% of the Shares then outstanding, we will have sufficient voting interest to approve the Merger at such meeting.”

(g) Section 15 Conditions to the Offer is hereby amended to add a new paragraph (J) to read as follows:

“(J) Stephen C. Jumper shall have irrevocably executed and delivered to the Company, Parent and Merger Sub the waiver attached hereto as Annex III.”

(h) Section 15 Conditions to the Offer is hereby amended to add a new paragraph (K) to read as follows:

“(K) Effective immediately prior to the Acceptance Time, the Board Resignations and the Board Appointments shall have occurred.”

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

WB ACQUISITIONS INC.

By:	/s/ Matt Wilks
Name:	Matt Wilks
Title:	Director

2